SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25/A

                         Commission File Number 0-23396

                           NOTIFICATION OF LATE FILING

|_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
|_| Form N-SAR

         For Period Ended: December 31, 1999

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                   Skyline Multimedia Entertainment, Inc.
Former name if applicable
Address of principal executive office     350 Fifth Avenue, Suite 612
City, state and zip code                  New York, New York 10118

                                     PART II

                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

|X|                      (a) The reasons  described in reasonable detail in Part
                    III  of  this   form   could  not  be   eliminated   without
                    unreasonable effort or expense;

|X|                      (b) The  subject  annual  report,  semi-annual  report,
                    transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|                      (c)  The   accountant's   statement  or  other  exhibit
                    required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company has experienced administrative delays in disseminating and reviewing the information required to be included in the Form 10-Q for the relevant fiscal quarter. Such dissemination and review could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than five days after its original date.

                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification

   Ronald H. Aghassi                    (212)                    564-2224
        (Name)                       (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Skyline Multimedia Entertainment, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 14, 2000              By /s/ Robert Brenner
                                           Robert Brenner, President & CEO